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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           SCHEDULE 13D/A

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)<F*>

            BOSS HOLDINGS, INC. (f/k/a VISTA 2000, INC.)
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                          (Name of Issuer)

                            COMMON STOCK
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                   (Title of Class of Securities)

                           10011B 10 1 7
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                           (CUSIP Number)

                          SHYAM H. GIDUMAL
                      c/o CROWN CAPITAL GROUP
                   660 MADISON AVENUE, 15TH FLOOR
                      NEW YORK, NEW YORK 10021
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(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                          JANUARY 6, 1998
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      (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement:
[ ]

     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such claim.) (See Rule 13d-7.)

     Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO. 10011B 10 1 7           13D             PAGE 2 OF 7 PAGES
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shyam H. Gidumal
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>    (a) [ ]
                                                             (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS<F*>

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                7    SOLE VOTING POWER

                     0
  NUMBER OF    ------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          154,283
     EACH      ------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
 PERSON WITH
                     0
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                10   SHARED DISPOSITIVE POWER

                     154,283
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,283
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES<F*>                                                  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
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14   TYPE OF REPORTING PERSON<F*>

     IN
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ITEM 1.   SECURITY AND ISSUER.
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          The class of equity securities to which this statement
relates is the common stock, par value $0.25 per share (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 221 W. First Street, Kewanee, Illinois 61443. Except as provided in the responses on the cover page hereof and in Items 5(a) and 5(b), or as otherwise expressly stated herein, all references to the number of shares issued and outstanding or reported as beneficially owned by the Reporting Person do not give effect to the 25:1 reverse stock split, effective December 7, 1998 (the "Reverse Split"), in respect of the Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND.
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  (a)-(b) This statement is being filed on behalf of Shyam H. Gidumal, whose business address is 660 Madison Avenue, 15th Floor, New York, New York 10021. All of the shares of Common Stock are owned by Mr. Gidumal and his spouse, Deepka Gidumal, as "joint tenants."

  (c) The principal occupation of Mr. Gidumal is a turnaround management consultant; Mr. Gidumal is also President of the Company and a member of its Board of Directors.

  (d)-(f) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gidumal is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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          The aggregate amount of funds used by the Reporting Person to exercise the 1,200,000 options on September 5, 1997, and to purchase the preferred stock of the Company that was converted into shares of Common Stock, as further described in Item 5, was approximately $36,000 and approximately $161,000, respectively. The aggregate amount of funds used by the Reporting Person to exercise 1,200,000 options on January 6, 1998, as further described in Item 5, was approximately $36,000.

          All amounts referred to in this Item 3 were derived from the personal funds of the Reporting Person. The Reporting Person may from time to time use the shares of Common Stock owned by them as collateral for margin loans to be made by broker-dealers.

ITEM 4.   PURPOSE OF TRANSACTION.
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          The number of shares of Common Stock held by the Reporting
Person is in excess of 5% of the outstanding shares of Common Stock. There are no agreements, understandings or arrangements between the Reporting Person and any other person or entity regarding the Company and the Common Stock.

                                   3
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          Subject to availability at prices deemed favorable, the
Reporting Person may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Person also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

          Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Person are subject to change at any time. Except as set forth in this Item 4, the Reporting Person has no present plan or proposal which relates to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, if any; (d) any material change in the capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or actions which may impede acquisition of control of the Company by any person; (g) a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) a class of securities of the Company to become eligible for a termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or (i) any action similar to those listed above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.
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    (a)   As of February 1, 1998, the Reporting Person beneficially
owns 154,283 shares (8.0%) of Common Stock (as adjusted to reflect the Reverse Split). The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on 48,253,930 shares of Common Stock represented to be outstanding on October 30, 1998 by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 (which was prior to the effective date of the Reverse Split).

    (b) The responses of the Reporting Person to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relates to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

    (c) On December 31, 1996, the Company granted the Reporting Person options to purchase 2,400,000 shares of Common Stock at an exercise price of $.03 per share under the 1993 Incentive Stock Option Plan of the Company, as amended. One half of the options were vested upon grant and the remaining half were vested on December 31, 1997. On July 15, 1997, a total of 1,200,000 of these options were exercised by the Reporting Person. On January 6, 1998, the Reporting Person exercised the option to acquire the remaining 1,200,000 shares of Common Stock.

                                   4
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          During the period from November 1996 through April 1997, the
Company engaged in negotiations with certain holders of various classes of the Company's convertible preferred stock concerning a possible transaction in which the Company would have repurchased and retired the preferred stock and the holders of the preferred stock would have released the Company from all purported claims by such holders against the Company, including claims alleging fraudulent misrepresentation by the Company in the original issuance of the preferred stock.
Thereafter, in May and July 1997, in order to help the Company settle all claims by these preferred shareholders, four of the Company's five directors, the Reporting Person and an unaffiliated third party (collectively, the "Individual Purchasers") agreed to purchase shares held by such preferred shareholders and converted them on the same terms as had been offered to these original preferred shareholders by the Company. As a result, the Reporting Person acquired 428 shares of the Company's Series C and D Convertible Preferred Stock for an aggregate cash consideration of approximately $161,000, the other Individual Purchasers made similar purchases, and the preferred shareholders granted to the Company the release described above. The Company also agreed to issue additional shares of its common stock to the Individual Purchasers and pay the same consideration in the event that other holders of the Company's preferred stock convert such preferred stock into the Company's common stock at a more favorable conversion ratio or receive additional consideration on a more favorable basis than that provided to the Individual Purchasers. On September 5, 1997, the shares of Series C and D Convertible Preferred Stock acquired by the Reporting Person were converted into 491,285 shares of Common Stock. In addition, 965,800 shares of common Stock were issued in exchange for the release of claims. The aggregate number of shares of Common Stock issued to the Reporting Person upon the conversion of such shares of preferred stock and issued by the Company in consideration for the release of claims, was the same number of shares of the Company's Common Stock originally offered to, but rejected by, the original preferred shareholders.

  (d)-(e) Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
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          WITH RESPECT TO SECURITIES OF THE ISSUER.

          Under the Company's 1993 Incentive Stock Option Plan, as amended, the Company granted the Reporting Person, as a consultant of the Company, options to purchase 2,400,000 shares of Common Stock of the Company at an exercise price of $.03 per share. On July 15, 1997, a total of 1,200,000 of these options were exercised by the Reporting Person. Under a Stock Purchase Agreement dated September 5, 1997, the Reporting Person acquired 965,800 shares of the Company's Common Stock in exchange for the release of claims arising from the acquisition of Class C and D preferred stock. On January 6, 1998, the remaining 1,200,000 options granted under the Company's 1993 Incentive Stock Option Plan, as amended, were exercised by the Reporting Person.

                                   5

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ITEM 7.   MATERIAL TO BE FILED AS EXHIBIT.
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    The following are filed herewith as exhibits:

    1. Nonstatutory Stock Option Agreement between the Company and the Reporting Person pursuant to which the Company granted the Reporting Person options to purchase an aggregate of 2,400,000 shares of Common Stock. (Not filed herewith pursuant to Rule 13d-2(e).)

    2.    Stock Purchase Agreements between the Reporting Person and
New Limited, Nelson Partners and Kempton Investments, pursuant to which the Reporting Person acquired 428 shares of the Company's Class C and Class D Preferred Stock. (Not filed herewith pursuant to Rule 13d-2(e).)

    3.    Letter Agreement between the Company and the Reporting
Person concerning anti-dilution issuances of additional Common Stock in the Event of certain preferred stock conversions dated May 5, 1997. (Not filed herewith pursuant to Rule 13d-2(e).)

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                            SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 20, 1999

                              /s/ Shyam H. Gidumal
                              --------------------------
                              Shyam H. Gidumal